UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2012

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: December 21, 2012

By:	/s/ Jeffrey David Mc Ghie
Name:	Jeffrey David Mc Ghie
Title:	General Counsel

VimpelCom shareholders elect Supervisory Board

Amsterdam (December 21, 2012), “VimpelCom Ltd.” (“VimpelCom”, “Company” or “Group”) (NYSE:VIP), announced that VimpelCom shareholders approved all agenda items at its Annual General Meeting of Shareholders (AGM) held today in Amsterdam.

In particular, the Company’s shareholders approved that the Supervisory Board shall continue to consist of nine directors and elected the following candidates to the Board: Jon Fredrik Baksaas, Andrei Baranov, Mikhail Fridman, Kjell Morten Johnsen, Alexey Reznikovich, Ole Bjorn Sjulstad, Sergei Tesliuk and independent directors: Dr. Hans‐ Peter Kohlhammer and Leonid Novoselsky. Augie Fabela II, Co‐Founder and Chairman Emeritus, will continue to serve in an active strategic role for the Company.

The AGM has also re‐appointed Ernst & Young as the Company auditor and the AGM agreed to the cancellation of 50,000,000 authorized, but unissued ordinary shares of the Company.

Holders of approximately 91% of the Company’s shares were represented at the AGM.

The Supervisory Board also met today and unanimously elected Alexey Reznikovich as Chairman.

For more information about the Company’s Supervisory Board and related biographies, please see VimpelCom’s web site, www.vimpelcom.com in the “Corporate Profile/Leadership” section.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 780 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of September 30, 2012 VimpelCom had 212 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com

Contact information
Investor Relations	Media and Public Relations
VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman	Bobby Leach
Investor_Relations@vimpelcom.com	pr@vimpelcom.com
Tel: +31 20 79 77 200 (Amsterdam)	Tel: +31 20 79 77 200 (Amsterdam)

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